

Petroleum Development Corporation

2007
Analyst Meeting

New York, New York

January 22, 2007

NASDAQ GSM:PETD

Introarductions

▸ Celesta Miracle, VP Communications and Investor Relations

▸ Steve Williams, Chief Executive Officer

▸ Thomas Riley, President

▸ Eric Stearns, Executive Vice President Exploration and Production

▸ Rick McCullough, Chief Financial Officer and Treasurer



This presentation contains predictions, estimates and other forward-looking statements within the meaning of Section 27A of the Securities Act of 1933 and Section 21E of the Securities Exchange Act of 1934. Actual results may differ. See slide 4. Statements of proved reserves used herein are only estimates and may be imprecise. Proved reserves provided in this presentation regarding 2006 are estimates and may differ from those filed in the future by the Company in its filings with the United States Securities and Exchange Commission for similar periods. Other reserve estimates not identified as proved may contain other categories of reserves that the SEC's guidelines strictly prohibit PDC from including in filings with the SEC.

2

Order of Presentation

▸ History and Overview - Steve Williams

▸ 2006 and 2007 Operating Overview - Thomas Riley

▸ 2007 Drilling, Production & Reserves - Eric Stearns

▸ 2006 and 2007 Financial Guidance- Rick McCullough

▸ Summary and Wrap Up - Thomas Riley

▸ Questions - Steve Williams



Forward-Looking Statements

This information contains predictions, estimates and other forward-looking statements within the meaning of Section 27A of the Securities Act of 1933 and Section 21E of the Securities Exchange Act of 1934. Although the Company believes that its expectations are based on reasonable assumptions, it can give no assurance that its goals will be achieved. Important factors that could cause actual results to differ materially from those included in the forward-looking statements include the timing and extent of changes in commodity prices for oil and gas, the need to develop and replace reserves, environmental risks, drilling and operating risks, risks related to exploration and development, uncertainties about the estimates of reserves, competition, government regulation and the ability of the Company to meet its stated business goals.

Contact Information:

Investor Relations
Petroleum Development Corporation
120 Genesis Blvd.
PO Box 26
Bridgeport, West Virginia 26330
Phone: 304.842.6256
Fax: 304.842.0913
www.petd.com



Cautions for Guidance Information

▸ Major changes resulting from acquisitions
▸ Income, cash flow and balance sheet impacted by:
  • Prices, prices, prices
  • Timing of development work
  • Success of drilling operations
  • Development costs
  • Actual reserves and production



5

Increasing Production





6

Increasing Proved Reserves





7

5-year Stock Performance





8

Factors Contributing to Success

▸ Consistent, scaleable results

▸ Lower risk projects

▸ Diversification - with focus areas

▸ Quality workforce and operations

▸ Flexibility to pursue options

  • Development

  • Acquisitions

  • Exploration



9

Peer Group Comparisons

	2003-2005 CAGR	
Measure	PDC	Peer Group
ROCE	23%	16%
Revenue Growth	36%	42%
EBIT Growth	78%	71%
EPS Growth	62%	59%
Total Shareholder Return	85%	47%

Peer group was comprised of Unit Corporation, St. Mary Land & Exploration Company, Cabot Oil & Gas Corporation, Penn Virginia Corporation, Whiting Petroleum Corporation, Range Resources Corporation, Encore Acquisition Company, Berry Petroleum Company, KCS Energy Incorporated, Quicksilver Resources Inc, Clayton Williams Energy Incorporated, and Brigham Exploration Company, Magnum Hunter Resources Incorporated, and Cimarex Energy Company.



10

Core Operating Areas



Rocky Mountains

2006 Proved Reserves: 301 Bcfe
2006 Production: 14.1 Bcfe
2007E Production: 24 Bcfe

Michigan Basin

2006 Proved Reserves: 19.6 Bcfe
2006 Production: 1.6 Bcfe
2007E Production: 1.8 Bcfe

Appalachian Basin

2006 Proved Reserves: 35.1 Bcfe
2006 Production: 1.4 Bcfe
2007 Production: 2.6 Bcfe



11

Core Operating Areas

Operate 3,000 wells in three major regions





12

Core Operating Areas



Active
Development
Areas



13

Core Operating Areas

Active Exploration Area





14

Core Operating Areas



Rocky Mountains

Added interests through 1031 Exchange and other purchase

Michigan Basin

Added interests through 1031 Exchange

Appalachian Basin

Added interests through 1031 Exchange



This presentation contains predictions, estimates and other forward-looking statements within the meaning of Section 27A of the Securities Act of 1933 and Section 21E of the Securities Exchange Act of 1934. Actual results may differ. See slide 4. Statements of proved reserves used herein are only estimates and may be imprecise. Proved reserves provided in this presentation regarding 2006 are estimates and may differ from those filed in the future by the Company in its filings with the United States Securities and Exchange Commission for similar periods. Other reserve estimates not identified as proved may contain other categories of reserves that the SEC's guidelines strictly prohibit PDC from including in filings with the SEC.

15

Key Capabilities and Assets

‣ Industry professionals

‣ Development history in non-conventional reservoirs

‣ Successfully add opportunities in new areas

‣ Partnership operations

‣ Drilling inventory

‣ Acquisition successes



This presentation contains predictions, estimates and other forward-looking statements within the meaning of Section 27A of the Securities Act of 1933 and Section 21E of the Securities Exchange Act of 1934. Actual results may differ. See slide 4. Statements of proved reserves used herein are only estimates and may be imprecise. Proved reserves provided in this presentation regarding 2006 are estimates and may differ from those filed in the future by the Company in its filings with the United States Securities and Exchange Commission for similar periods. Other reserve estimates not identified as proved may contain other categories of reserves that the SEC's guidelines strictly prohibit PDC from including in filings with the SEC.

16

Strategic Focus in 2007 and Beyond

- ▶ Development operations in core areas
  - Accelerate development on 1031 property additions
- ▶ Seek strategic acquisitions
- ▶ Develop management, technical and support teams for future needs
- ▶ Seek high potential exploration opportunities
- ▶ Maintain focus on increasing long-term shareholder value



17



Petroleum Development Corporation

2006 and 2007 Operating Overview

Thomas Riley

2006 Summary

- ‣ Capital Expenditures were $155 Million
- ‣ Company bought back 1.6 million shares (10% of outstanding)
- ‣ Production grew from 13 Bcfe in 2005 to 17 Bcfe in 2006 (30% increase)
- ‣ Proved reserves grew 30% from 275 Bcfe @ YE 2005 to estimated 356 Bcfe @ YE 2006
- ‣ Lease sale of $354 Million
- ‣ $90 Million in Partnership subscriptions



19

Acquisitions Summary

- ‣ During December 2006 and January 2007, closed $209 Million in acquisitions ($18 Million non-1031)
- ‣ 3P reserves acquired total an estimated 153 Bcfe (84% proved)
- ‣ Acquisitions primarily in existing operating areas
  - • Wattenberg Field, DJ Basin Colorado
  - • Appalachian and Michigan Basins
- ‣ From $300 Million in 1031 funds, estimated incremental $20 Million in current taxes



20

Acquisitions Summary (continued)

- ▸ Purchases in Wattenberg Field focus on continued development through re-fracs, Niobrara completions and new locations
- ▸ Purchased remaining interests in 44 older PDC partnerships, increasing working interest percentages in 718 existing wells primarily in Appalachia and Michigan
- ▸ Initial undeveloped acreage position in Barnett Shale play
  - • Entry into area similar to PDC initial venture into Rockies area in 1999



2007 Summary

- ▸ CapEx expected to be $201 Million in 2007
- ▸ Production growth of 65% (28 Bcfe estimated in 2007 compared to 17 Bcfe in 2006)
- ▸ PDP Reserves expected to grow >50% during 2007
- ▸ Plan $100 Million Partnership offering





Petroleum Development Corporation

2007 Drilling, Production & Reserves

Eric Stearns

2007 Operation and Production Forecast

	2006	2007E	% Increase
Gross Exit Rate Production (MMcfe/d)	121	182	50%
Net Company Exit Rate Production (MMcfe/d)	53	100	88%
Net Company Production (Bcfe)	17	28	65%

- ▸ Drill 419 wells (34 non-operated)
- ▸ 164 re-fracs and/or re-completions
- ▸ Total drill & complete (D&C) cost estimated $203 Million
- ▸ Capital increase of approximately 70% over 2006



24

Grand Valley Field, Piceance Basin, Colorado





- 148 wells drilled to date
- YE 2006 daily gross production 45 MMcfed
- YE 2006 net daily production 13 MMcfed
- 5,120 Acres available for drilling on 10 acre Spacing
- 470 locations
  - 263 PUD locations
    - 137 Planned for Partnership drilling (PDC WI 37%)
    - 126 100% WI PDC
  - 207 remaining other locations

25

Grand Valley Field, Piceance Basin, Colorado





- 1.3 Bcfe per well
- 1.04 net Bcfe @80% NRI
- D&C cost of $2.0 Million / well
- Development cost of $ 1.92 / Mcfe
- Wells drilled directionally from multi-well pads

26

Grand Valley Field, Piceance Basin, Colorado



2007 Drilling
- Drill 56 wells
  - 42 Partnership (PDC 37% WI)
  - 14 PDC (100% WI)
- 29.54 Net wells
- 30.7 Bcfe added by drilling
- $59 Million D&C cost

2007 Field Total
- 6.9 Bcfe net production for 2007
- 89% increase over 2006



27

Grand Valley Field, Piceance Basin, Colorado



Past and Future Highlights
- 2006 $354 Million sale of acreage to Marathon
- Progress continues on access road construction project
  - Total cost $18 Million
  - Partners Williams, Berry and Marathon
  - Estimated completion date June 2007
- Commenced 50 MMcfd compression and pipeline expansion project
  - Estimated in service date June 2007



28

Wattenberg Field, DJ Basin, Colorado



- ▸ 976 wells (drilled and purchased)
- ▸ 2006 gross exit rate 40 MMcfed
- ▸ 2006 net exit rate 18.6 MMcfed
- ▸ 9,000 acres available for drilling
- ▸ 540 locations
  - • 220 40 acre PUD locations
  - • 70 20 acre rule 318-A locations
  - • 250 remaining other locations
  - • 800 Codell and/or Niobrara re-fracs
- • PDC and Partnership development



This presentation contains predictions, estimates and other forward-looking statements within the meaning of Section 27A of the Securities Act of 1933 and Section 21E of the Securities Exchange Act of 1934. Actual results may differ. See slide 4. Statements of proved reserves used herein are only estimates and may be imprecise. Proved reserves provided in this presentation regarding 2006 are estimates and may differ from those filed in the future by the Company in its filings with the United States Securities and Exchange Commission for similar periods. Other reserve estimates not identified as proved may contain other categories of reserves that the SEC's guidelines strictly prohibit PDC from including in filings with the SEC.

29

Wattenberg Field, DJ Basin, Colorado



- ▸ 0.3 Bcfe per well (includes re-frac)
- ▸ 0.24 net Bcfe @80% NRI
- ▸ D&C cost of $490K per well plus $180K for re-frac
- ▸ Development cost of $ 2.79/Mcfe or $16.75/Boe
- ▸ Producing and undeveloped properties from Unioil and EXCO



This presentation contains predictions, estimates and other forward-looking statements within the meaning of Section 27A of the Securities Act of 1933 and Section 21E of the Securities Exchange Act of 1934. Actual results may differ. See slide 4. Statements of proved reserves used herein are only estimates and may be imprecise. Proved reserves provided in this presentation regarding 2006 are estimates and may differ from those filed in the future by the Company in its filings with the United States Securities and Exchange Commission for similar periods. Other reserve estimates not identified as proved may contain other categories of reserves that the SEC's guidelines strictly prohibit PDC from including in filings with the SEC.

30

Wattenberg Field, DJ Basin, Colorado



Hybrid Niobrara Fracs

2007 Drilling
- Drill 204 wells
  - 100 Partnership (PDC 37% WI)
  - 104 PDC (100% WI)
- 140 Net wells
- 164 re-completions and re-fracs
- 33.9 Bcfe added by drilling
- $93 Million D&C cost

2007 Field Total
- 11.2 Bcfe net production for 2007
- 68% increase over 2006



This presentation contains predictions, estimates and other forward-looking statements within the meaning of Section 27A of the Securities Act of 1933 and Section 21E of the Securities Exchange Act of 1934. Actual results may differ. See slide 4. Statements of proved reserves used herein are only estimates and may be imprecise. Proved reserves provided in this presentation regarding 2006 are estimates and may differ from those filed in the future by the Company in its filings with the United States Securities and Exchange Commission for similar periods. Other reserve estimates not identified as proved may contain other categories of reserves that the SEC's guidelines strictly prohibit PDC from including in filings with the SEC.

31

NECO Field Area, Eastern DJ Basin, Colorado



- 268 operated wells
- 2006 exit rate 10.7 MMcfed
- 2006 net exit rate 8.5 MMcfed
- 29,160 acres available for drilling
- 8 defined structures (3D and 2D seismic)
- 107 PUD locations
- 250 potential locations



This presentation contains predictions, estimates and other forward-looking statements within the meaning of Section 27A of the Securities Act of 1933 and Section 21E of the Securities Exchange Act of 1934. Actual results may differ. See slide 4. Statements of proved reserves used herein are only estimates and may be imprecise. Proved reserves provided in this presentation regarding 2006 are estimates and may differ from those filed in the future by the Company in its filings with the United States Securities and Exchange Commission for similar periods. Other reserve estimates not identified as proved may contain other categories of reserves that the SEC's guidelines strictly prohibit PDC from including in filings with the SEC.

32

NECO Field Area, Eastern DJ Basin, Colorado



- ▸ 0.28 Bcfe per well
- ▸ 0.22 net Bcfe @80% NRI
- ▸ D&C cost of $234K per well
- ▸ Development cost of $1.06/Mcfe



33

NECO Field Area, Eastern DJ Basin, Colorado



2007 Plan
- ▸ Drill 141 wells, PDC 100%WI
- ▸ 31 Bcfe added by drilling
- ▸ $33 Million D&C cost
- ▸ 4.5 Bcfe net production for 2007
- ▸ 44% increase over 2006
- ▸ Acquiring 50 square miles of additional 3D seismic
  - ▸ Potential addition of 100-200 locations
- ▸ Anticipate incremental 5 MMcf/d takeaway capacity in area from Cheyenne-Plains pipeline project



34

Horizontal Bakken and Nesson Projects, Western Williston Basin, North Dakota



Bakken
- 6 wells drilled to date (3.8 net)
  - 4 in production
  - 2 WOC
- Gross production 350 Boe/d
- Net Company production 275 Boe/d
- 54,285 Acres available for drilling

Nesson
- 10 wells drilled to date (2.7 net)
  - 7 in production
  - 3 WOC
- Gross production 420 Boe/d
- Net Company production 130 Boe/d
- 35,331 Acres available for drilling



35

Horizontal Bakken and Nesson Projects, Western Williston Basin, North Dakota

	Bakken	Nesson
Reserves per well	200 MBoe	95 MBoe
Net Reserves	160 MBoe	76 MBoe
D&C Cost	$4.5 Million	$2.9 Million
Development Cost	$28 / Boe	$38 / Boe

- PDC and other operators working to determine:
  - Optimum horizontal well design, length, orientation and number of legs
  - Efficient stimulation design
  - Define where it works and why

- Achieving answers impacts future success



36

Horizontal Bakken and Nesson Projects, Western Williston Basin, North Dakota



	Bakken	Nesson
2007 Drilling	6	7
Net Wells (PDC 37%)	2.2	2.6
Reserves Added by Drilling	355 MBoe	197 MBoe
D&C Cost	$10 Million	$7.5 Million
2007E Net Production	138 MBoe	103 MBoe
Increase from 2006	28%	77%



37

Appalachian and Michigan Operation Areas

	Appalachian	Michigan
Operated Wells	1455	204
2006 YE Proved Reserves	35.1 Bcfe	19.6 Bcfe
2007 Acquisition Proved Reserves *	30.1 Bcfe	4.6 Bcfe
% of 2006 YE Proved	85%	23%
2007E Production*	2.6 Bcfe	1.8 Bcfe
Increase from 2006*	86%	20%

* 2007 Reserve and production increase due to purchase of Partnership interests



38



Petroleum Development Corporation

2006 and 2007 Financial Guidance

Rick McCullough

Forward-Looking Statements (Reminder)

This information contains predictions, estimates and other forward-looking statements within the meaning of Section 27A of the Securities Act of 1933 and Section 21E of the Securities Exchange Act of 1934. Although the Company believes that its expectations are based on reasonable assumptions, it can give no assurance that its goals will be achieved. Important factors that could cause actual results to differ materially from those included in the forward-looking statements include the timing and extent of changes in commodity prices for oil and gas, the need to develop and replace reserves, environmental risks, drilling and operating risks, risks related to exploration and development, uncertainties about the estimates of reserves, competition, government regulation and the ability of the Company to meet its stated business goals.

Contact Information:

Investor Relations
Petroleum Development Corporation
120 Genesis Blvd.
PO Box 26
Bridgeport, West Virginia 26330
Phone: 304.842.6256
Fax: 304.842.0913
www.petd.com



This presentation contains predictions, estimates and other forward-looking statements within the meaning of Section 27A of the Securities Act of 1933 and Section 21E of the Securities Exchange Act of 1934. Actual results may differ. See slide 4. Statements of proved reserves used herein are only estimates and may be imprecise. Proved reserves provided in this presentation regarding 2006 are estimates and may differ from those filed in the future by the Company in its filings with the United States Securities and Exchange Commission for similar periods. Other reserve estimates not identified as proved may contain other categories of reserves that the SEC's guidelines strictly prohibit PDC from including in filings with the SEC. 40

Growing Financial Base

	2004	2005	2006E
Operating Income (Millions)	$57.2	$76.2	$372.8[1]
Adjusted Cash Flow (Millions)[2]	$61.8	$69.1	$339.1[1]

[1] Includes the sale of leasehold for $354 Million which resulted in a $330 Million pretax and $202 Million after tax gain

[2] Adjusted cash flow is income before deferred taxes, depreciation, depletion, amortization and unrealized derivative gains or losses



41

Impact of 1031 Transactions

2006 Financial Statements

‣ No further P&L impact expected in 4Q

‣ Unexpended amounts classified as current asset (approximately $109 million)

‣ Expense 2006 IDC

‣ Deferred tax liability for a portion of gain will be reclassified current, net of IDC deferral

‣ Unioil (not 1031) will have nominal impact on 2006

‣ All other transactions will impact 2007
  • Subsequent events in 2006 10-K footnotes



42

Impact of 1031 Transactions

2007 Financial Statements

▸ Cash flow - $109 million unexpended gain less 2006 taxes payable 3/15/2007 of approximately $20 million available for corporate purposes

▸ Operating Cost - Will increase due to acquisitions and additional development activity

▸ Well Operations Revenue - partnership purchase will reduce well operations revenue

▸ CapEx - $201 million for 2007

▸ Debt - Throughout the year will vary from $50 – 150 Million; comparable to 2006 levels



43

2006 Results (Estimated and Unaudited)

2006 Guidance		
	YTD 9/30/06	Full Year 2006
Revenues (Millions)	$209	$273
Expenses		
DD&A($/Mcfe)	$1.86	$1.89
G&A($/Mcfe)	$1.08	$1.03
Gain on Sale of Leasehold (Millions)	$328	$328
Operating Income (Millions)	$362	$373
Net Income (Millions)	$230	$239



44

2007 Guidance

	(Millions)
Revenues	$375 - 410
Expenses	
DD&A	$58 - 65
G&A	$14 - 16
Operating Income	$82 - 95
Net Income	$47 - 54



45

2007 Projection

▸ Growing CapEx (in Millions)
  ▸ 2005 $107
  ▸ 2006E $155
  ▸ 2007E $201

▸ G&A[1] (in Millions)
  ▸ 2005 $7.0 $0.51 per Mcfe
  ▸ 2006E $17.5 $1.03 per Mcfe
  ▸ 2007E $14-16 $0.50 – 0.56 per Mcfe

[1] *G&A in 2006 and 2007 reflects 2005 10-K restatement and ongoing SOX compliance and partnership restatement costs*



46

2007 Projection - Key Assumptions

- Forward Prices (January 11, 2007)
  - Nymex gas $6.84/Mcf
  - Basis range +$.29 to -$1.85/Mcf
- NYMEX Oil - $55.33/Bo
- Assumed sales mix
  - 72% natural gas
  - 28% oil



47

2007 Projection - Key Assumptions

- CapEx largely funded by cash flow and 1031 proceeds
- Continuing growth in staffing
- New partnership Drilling Program in mid-2007
  - $100 Million in subscriptions planned



48

2007 Projection - General Points

▶ Reduced interest income compared to 2006

▶ Greater oil and natural gas production

▶ Significant re-frac opportunity associated with acquisitions with expected near-term payback

▶ Sensitivity to changing oil and natural gas prices

  ▶ 10% change impacts net income by $11 million and EPS by $.70 per share



49

Natural Gas Floors for 2007

Period	Appalachian & Michigan	Northeast Colorado (NECO)	Piceance	Wattenberg
January thru March	94% @ $6.84 (Nymex)	40% @ $6.50 (Panhandle Eastern)	50% @ $5.06 (CIG)	
April thru October	94% @ $6.84 (Nymex)	55% @ $5.50 (Panhandle Eastern)	50% @ $4.73 (CIG)	50% @ $4.00 (CIG)
November & December	40% @ $7.00 (Nymex)	18% @ $5.75 (Panhandle Eastern)	50% @ $5.25 (CIG)	



50

Cautionary Comments Regarding 2007 Guidance

Many factors are subject to variation from estimates, including:

▸ Drilling results - reserves and production rates

▸ Timing and cost of development activities

▸ Gas & oil price volatility

  • Basis volatility in Rockies markets

▸ Growing base of oil production

▸ Substantial CapEx associated with acquisitions

▸ Impact of commodity price derivatives



51



Petroleum Development Corporation

Summary and Wrap-up

Thomas Riley

Recap

▸ 2007 will be a busy year
  ▸ Drilling 419 wells
  ▸ Re-frac and/or re-completions on 164 wells
▸ Production increasing to 100 MMcfe (net) per day by year end
  • 88% increase over year end 2006
  • Annualized rate of 36 Bcfe
▸ Proved reserves increase by >50% during year



53

Reserves, Reserves, Reserves

Proved Reserves (Bcfe)

	YE 2006	YE 2007E
Total	356	>500
Producing	147	270

▸ 129 Bcfe Proved Reserves added through 1031 acquisitions (1/17/07)
▸ YE 2007 PDP reserves an increase of 84% over YE 2006



54

Increasing Production - Projected 2007





55

Keeping the Powder Dry

▶ Strong production growth

▶ High exit rate in 2007 – strong base for 2008

▶ Increased organizational strength

▶ Low debt

▶ Looking for opportunities



56



Petroleum Development Corporation

Questions

Steve Williams